
TEAR HERE FOR COFFEE
AERIAL RESUPPLY COFFEE COMPANY
LIFELINE
LIGHT ROAST
M.O.A.B.
FIREWATCH
MEDIUM ROAST
CAVALRY
BOLD DARK BLEND
AERIAL RESUPPLY COFFEE COMPANY
Quiet. Reliable. Mission-ready. Coffee and tea crafted by veterans.

AERIAL RESUPPLY COFFEE

An American coffee company serving those who serve our nation

aerialresupplycoffee.com Charlottesville, VA

Food & Beverage | Brewery | Food Tech | Cafe & Food Truck | Profitable

Highlights

Profitable

Profitable for prior 3 months and expect same in future

Regular Updates

Founders have a strong track record of investor updates.

1. $460K+ Annual Revenue (2025)

2. 20,000+ customers and a 250K+ owned audience (growing)
3. Multiple revenue channels: DTC, retail, wholesale, subscriptions
4. Serving servicemembers, veterans, and first responders nationwide
5. Bootstrapped American coffee company built without venture capital
6. Clear path to $10M+ revenue within 5 years (not guaranteed)

Team



Michael Klemmer Founder & CEO SPV Voting Proxy

20-Year U.S. Army Veteran and Bronze Star Recipient building Aerial Resupply Coffee

aerialresupplycoffee.com

Pitch Deck


TEAR HERE FOR COFFEE
AERIAL RESUPPLY COFFEE COMPANY
LIFELINE
M.O.A.B.
FIREWATCH
MEDIUM ROAST
CAVALRY
BOLD DARK BLEND
AERIAL RESUPPLY Coffee SINCE 2021
AERIAL RESUPPLY COFFEE COMPANY
Investor Presentation
Q3/2025

More Than Just Coffee. Join the Patriotic Mission Millions Believe In.

An American coffee and tea company supporting the people who support America.

REASONS TO INVEST

Strong Brand with National Reach

Aerial Resupply Coffee has built a loyal national customer base through authentic storytelling, strong community engagement, and a mission that resonates with servicemembers, veterans, first responders, and the millions of Americans who support them.

Multiple Revenue Channels

ARC generates revenue through direct-to-consumer e-commerce, wholesale partnerships, retail distribution, and a growing subscription program. This diversified model creates multiple pathways for growth while strengthening long-term customer loyalty.

Growing Distribution

Our products are reaching more customers across the country through expanding wholesale relationships, retail placements, and national online sales, positioning ARC for continued growth.

Mission That Resonates

Aerial Resupply Coffee exists to serve the people who serve this nation. By supporting veteran and service-focused nonprofits and building strong community partnerships, ARC has created a brand that customers proudly stand behind.


Invest in a Veteran-Owned Company


and become part of a mission

Why Aerial Resupply Coffee Wins

Authentic Mission That Builds Loyalty

ARC isn't a generic coffee brand. Our mission to serve servicemembers, veterans, first responders, and the Americans who support them creates deep emotional loyalty with customers who believe in what the company stands for.

Direct Relationship With Our Customers

Through direct-to-consumer sales, subscriptions, and community-driven storytelling, ARC owns its relationship with customers rather than relying solely on third-party retailers.

Built Organically Without Venture Capital

ARC has grown through loyal customers, community support, and disciplined execution. That foundation creates a resilient brand positioned for long-term growth.

Multiple Revenue Channels Driving Growth

ARC sells through direct-to-consumer e-commerce, wholesale partnerships, retail distribution, and subscriptions, creating a diversified revenue model that can scale nationally.

The Pitch

Created by veterans and built for the people who serve this country, Aerial Resupply Coffee delivers premium coffee and tea to servicemembers, first responders, and the communities that support them.

With multiple revenue channels including direct-to-consumer, wholesale, retail, and subscription sales, ARC is growing its national presence and strengthening its brand across the United States.

With strong momentum and a loyal customer base behind it, Aerial Resupply Coffee is entering its next phase of growth.

Now is the time to join the mission.


From the battlefield to
Business Leadership


AERIAL RESUPPLY
Coffee
SINCE 2021
AERIAL RESUPPLY
COFFEE COMPANY

Our Story

Aerial Resupply Coffee was founded by Mike Klemmer after serving 20 years in the United States Army supporting warfighters around the world. Like many veterans transitioning out of the military, Mike wasn’t looking to slow down — he was looking for a new way to keep serving.

Starting with a small roaster and a simple idea, he set out to build more than just another coffee brand. The goal was to create a company that stood for the people who serve this country — servicemembers, veterans, first responders, and the communities that support them.

What began as a small operation has grown into a national coffee company

What began as a small operation has grown into a national coffee company serving customers across the United States. Through great products, authentic storytelling, and a loyal community, Aerial Resupply Coffee continues to grow while staying focused on its mission: serving the people who serve our nation.

Have questions? Have them answered by a member of our Investor Relations team! Schedule a Call Here.

Attractive Margins in a Repeat-Purchase Category

Coffee is a daily habit for millions of Americans. The cost of green coffee is relatively low compared to the final retail price, allowing coffee companies that roast and sell their own products to generate strong margins.

With customers buying coffee regularly, brands benefit from repeat purchases, subscriptions, and wholesale partnerships. This creates a reliable revenue base and strong long-term growth potential for companies that build loyal communities around their products.

Our Traction

Since launching Aerial Resupply Coffee, we've focused on building a company that delivers great products and stands for the people who serve our nation.

Through direct-to-consumer sales, wholesale partnerships, and growing retail presence, ARC has built a loyal national customer base made up of servicemembers, veterans, first responders, and the Americans who support them.

Our commitment to quality products and authentic community has earned thousands of 5-star reviews from customers who believe in both the coffee and the mission behind it.




A complete all-in-one coffee
roastery and retail shop

Proven Traction & Early Growth

Aerial Resupply Coffee is still early in its growth journey, but the foundation has been established. In 2025, ARC crossed **$450,000 in annual revenue**, representing roughly **2x year-over-year growth** as the brand continues to expand its reach and customer base.

• Surpassed **$450K annual revenue** in 2025

• Achieved approximately **2x year-over-year growth**

• Built a growing national direct-to-consumer customer base

• Expanded into **wholesale and retail distribution channels**

With strong customer demand and multiple distribution channels now in place, ARC is positioned to continue scaling both its brand and its reach across the United States


Expanding the Aerial Resupply
Coffee Footprint across the USA

Path Forward: Scaling the Brand

Aerial Resupply Coffee is still in the early stages of its growth. After establishing a strong foundation and surpassing **$500,000 in annual revenue**, the next phase is focused on scaling the brand nationwide.

Our goal is to grow Aerial Resupply Coffee into a **$10 million annual revenue company within the next five years** by expanding distribution, strengthening our direct-to-consumer business, and growing our retail footprint.

Key growth drivers include:

• Expanding wholesale partnerships and retail distribution

• Growing our national direct-to-consumer customer base

• Opening additional ARC retail locations in select markets

• Increasing recurring revenue through subscriptions

With strong customer loyalty and multiple sales channels already in place, Aerial Resupply Coffee is positioned to scale into a national coffee and tea company serving the people who serve our nation.

Forward-looking statements are not guaranteed.


7
spaghetti sauce
kosher foods
pasta
mexican foods
asian foods
AERIAL RESUPPLY
Coffee
SINCE 2021
LIFELINE
LIGHT ROAST
TEAR HERE FOR COFFEE
NEW!
10.99
FIREWATCH
MEDIUM ROAST
3.49


AERIAL RESUPPLY

Join the Mission: Why Invest in Aerial Resupply Coffee?

Aerial Resupply Coffee was built from the ground up by people who believe that the men and women who serve this country deserve a brand that stands with them.

Over the past several years, we've grown ARC through hard work, loyal customers, and a community that believes in what we're building. From our first bags of coffee to a national customer base, ARC has been powered by the people who drink it, share it, and stand behind the mission.

Now we're inviting our community to take part in the next stage of growth.

This raise allows us to scale what we've already built — expanding distribution, growing subscriptions, strengthening wholesale partnerships, and bringing ARC to more communities across the country.

We're not looking for silent investors.

We're looking for people who believe that supporting those who serve our nation is a mission worth building a company around.

If you believe in that mission, we invite you to join us.


It's not just for coffee,
It's for our community

Building with Purpose: Supporting the Communities That Serve

At Aerial Resupply Coffee, our mission goes beyond selling great coffee. We

At Aerial Resupply Coffee, our mission goes beyond selling great coffee. We believe in supporting the people and organizations that serve our communities every day.

Through partnerships, promotional campaigns, and direct support, ARC has worked with **more than 25 veteran and service-focused nonprofit organizations.** These efforts include donating coffee to support events, helping raise awareness for their missions, and sharing a portion of revenue from select products and promotions.

One example is our ongoing support of organizations like **Service Dogs of Virginia**, whose work helps veterans regain independence and rebuild their lives.

By partnering with nonprofits that serve veterans, first responders, and their families, ARC is committed to ensuring that the success of our company helps strengthen the communities that stand behind our nation.

Invest in Aerial Resupply Coffee and help build an American coffee company that stands for the people who serve this country.

ABOUT

Aerial Resupply Coffee

Headquarters

705 Dale Ave, Unit E

Charlottesville, VA 22903

Website

aerialresupplycoffee.com

Aerial Resupply Coffee is a fast-growing American coffee and tea company founded by a U.S. Army veteran and Bronze Star recipient. Built to scale, we're growing a national brand dedicated to serving servicemembers, veterans, first responders, and the communities that stand behind them.

Downloads

ARC Revenue Share Projections.pdf